Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS TO SELL PROPERTY VALUATION BUSINESS

ARNHEM, The Netherlands—June 15, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that it will sell KAFI, its company for local taxes and government finance, to BTE, a company specializing in property valuations. The sale of KAFI will become effective after agreement with the unions on the terms of employment. The valuation activities of KAFI will be merged with those of TOG Nederland, a subsidiary of BTE, while its consulting activities will be marketed by TOG Nederland under the KAFI brand. In 2003 KAFI had gross revenues of € 13 million, and 120 employees. Further financial details were not disclosed.

KAFI has been active in the property valuation market for more than 25 years. This activity is only being conducted in The Netherlands and has no relation to the other activities of ARCADIS. Therefore, KAFI is no longer seen as part of ARCADIS' core business. Besides this, the integration with TOG Nederland will provide the employees of KAFI a place in a company that sees property valuations as its core business.

TOG Nederland is market leader in the property valuation industry. With 200 employees and five offices, TOG Nederland is executing the Dutch real estate valuation law on behalf of municipalities. The quality and continuity of its services have been deeply rooted in more than 25 years of property valuation experience.

ARCADIS is a leading, global, knowledge-driven consulting and engineering company, active in the fields of infrastructure, buildings, environment, and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Marc Lamers tel: *31-26-3778286, e-mail: m.c.j.lamers@arcadis.nl
Visit us on the web: www.arcadis-global.com

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